500 E. Swedesford Rd., Suite 104

Wayne, PA 19087

August 4, 2010

Kimberly A. Browning, Esq.

Division of Investment Company Regulation

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

RE:

Philadelphia Investment Partners New Generation 130/30 Fund (the “Fund”) File Nos. 811-22395 and 333-165401

Dear Ms. Browning,

In your letter dated May 3, 2010 and in a telephone call with me on June 16th, you provided suggested revisions with respect to the Fund’s registration statement filed on Form N-1A (hereinafter, the “Filing”).  Your comments (as numbered in your May 3, 2010 letter) followed by our responses are as follows:

Prospectus

General

1.

You noted that the Fund is a series of the trust Philadelphia Investment Partners New Generation Fund, which has the same name as the Fund.  You asked that we disclose this fact and the fact that the Fund is the only current series of the Trust in an appropriate location in the Prospectus.

Response: After discussing with you the best location to disclose these facts in the Prospectus, we added a new paragraph and subheading to Item 9 (Management, Organization, and Capital Structure) of the Prospectus.  See “Management, Organization, and Capital Structure -- Organization and Capital Structure.”  Note that the name of the Fund (but not the trust) has been changed to Philadelphia Investment Partners New Generation 130/30 Fund.

2.

You asked us to revise the disclosure to delete equivocal language from the Prospectus and to define terms at the location in the Prospectus where they are first used.  You also asked us to comply with the plain English requirements.  You also asked us to revise incomplete disclosures and/or disclosures in draft form (such as comments 64, 67, and 104, which are discussed below).

Response: We have incorporated this comment.  We believe that we have deleted equivocal language from the Prospectus.  We have defined terms when they are first used.  In making these revisions, we have complied with the plain English requirements.  We have revised incomplete disclosures and disclosures in draft form, including your specific comments 64, 67, and 104.

Front Cover Page

3.

You noted the “red herring” disclosure and asked us to inform you if the Fund is circulating the Prospectus to potential investors before filing a pre-effective amendment in response to your comments.

Response:  As I mentioned on the phone on June 16th, the Fund is not circulating the Prospectus to potential investors and does not intend to do so until some point after it has filed a pre-effective amendment in response to your comments.

Investment Goals

4.

Citing Item 2 of the Form N-1A’s instructions, you asked us to make several revisions to the “Investment Goals” section of the Prospectus.

Response: We have incorporated these comments.  Please see the new text in the “Investment Goals” section of the Prospectus.

5.

You asked us to confirm that the “Investment Goals” section of the Prospectus fully discloses the Fund’s investment objectives or goals.  In this comment, you also asked us to clarify language in Item 9 regarding the use of the phrase “capital appreciation.”

Response: We confirm that the revised text that is now set forth in the “Investment Goals” section of the Prospectus fully discloses the Fund’s investment objectives or goals.  We removed the phrase “capital appreciation and related language from Item 9.

Fees and Expenses

6.

You asked us to revise this section’s heading to “Fees and Expenses of the Fund.”

Response: We have incorporated this comment.

7.

You asked us to revise the first paragraph to conform to the corresponding language in Item 3 of the Form N-1A.

Response: We have incorporated this comment.

8.

You asked us to change the language in several places in the fee table regarding shareholder fees, sales charges, and redemptions fees.

Response: We have incorporated this comment.

9.

You asked us to reconcile two inconsistent percentages shown regarding the maximum initial sales charge.

Response:  We have revised the disclosure to refer to 4.75% consistently.

10.

 You asked us to delete the second footnote of the fee table.  You asked us to add information regarding the redemption fee to the Prospectus.  You requested that we revise the annual fund operating expense caption.

Response:  We have deleted the second footnote of the fee table. We added information regarding the redemption fee.  We revised the annual fund operating expense caption as you requested.

11.

 You asked us to disclose in an appropriate location in the Prospectus: a) what portion of the “Other expenses” is for administrative fees paid to the Fund’s investment adviser, and b) the specific services for which the adviser is paid these fees.

Response: No portion of the other expenses is for administrative fees paid to the Fund’s investment adviser. We added text to footnote 1 to express that explicitly.

12.

 You had questions regarding the costs of short sales and you asked us to include text discussing short sales and the cost of short sales.

Response: The Fund does not expect that the costs of short sales will be material.  We added text discussing short sales and the costs associated with short sales.  See the fifth paragraph under “Principal Risks.”

13.

 You asked us to change the word “initial” to “current” in the first footnote of the fee table.

Response: We have incorporated this comment.

14.

 You asked us to change the caption that had been “Net operating expenses.”

Response: We have incorporated this comment.

15.

 You asked the Fund to disclose in the fee waiver footnote that only its Board may terminate the fee waiver.  You also asked us to add the contractual fee waiver agreement to the Exhibits filed under Part C.  You asked us if the Fund’s Adviser has any recoupment privileges.

Response: We added the language confirming that only the Fund’s Board may terminate the waiver.  We will add the contractual fee waiver agreement to the Exhibits filed under Part C.  The Fund’s Adviser does not have any recoupment privileges.

16.

 You asked us about carveouts from the fee waiver.

Response: There will be no carveouts from the fee waiver.

17.

 You asked us to reconcile two inconsistent percentages shown regarding the waiver cap.

Response: We have revised the disclosure to refer to 1.49% consistently.

18.

 You asked the Fund to delete the paragraph following the “Net operating expenses” caption.

Response: We have deleted that paragraph.

19.

 You asked if the Fund should add a subcaption to the fee table for acquired fund fees and expenses.

Response: The Fund believes that the costs of its acquired funds will not be material.

Expense Example

20.

 You asked us to revise the heading and to add language from Item 3 of Form N-1A.

Response:  We changed the heading to reflect your comment and added language conforming to Item 3.

Concepts to Understand and Initial Sales Charge

21.

 You asked us to delete these sections from Item 3.

Response: We deleted these sections.

Other Expenses

22.

 You asked us to delete this section from Item 3 and relocate it to appear after Items 1-8.

Response:  We incorporated this comment.

Principal Investment Strategies

23.

 You asked us to confirm that each principal investment strategy of the Fund is summarized here.  In that regard, you noted that there appeared to be strategies described in Item 9 that were not described here.

Response: We have incorporated these comments.

24.

 You asked us to eschew the use of the passive voice in describing the Fund as a 130/30 fund.

Response: We have revised the language to eliminate the use of the passive voice.

25.

 You asked us to relocate the second paragraph to Item 9.

Response: We relocated the second paragraph to Item 9.

26.

 You asked us to provide more information regarding the Fund’s investments in bonds.

Response: We have removed all language regarding investments in bonds because the Fund will not invest in bonds.

27.

 You asked us to list each type of equity security in which the Fund may invest along with the attendant risks of investing in those securities.

Response: We have incorporated this comment.  Please see the three sentences near the middle of the second paragraph of this section.

28.

 You asked us to revise the disclosure concerning the Fund’s investments in “highly speculative securities.”

Response:  We have deleted the disclosure concerning the Fund’s investments in “highly speculative securities” because the Fund will not invest in such securities.

29.

 You asked us to summarize the Fund’s strategy with respect to investing in short sales.

Response:  We have added language regarding short sales.

30.

 You asked us to change language regarding non-fundamental investment objectives and to move such language to Item 9.  You also asked us to clarify that the Fund will, prior to changing its investment objective, provide the shareholders with at least 60 days prior written notice.

Response:  We relocated that language and revised it according to your comment.  We added language in Item 9 clarifying that the Fund will, prior to changing its investment objective, provide the shareholders with at least 60 days prior written notice.

31.

 You asked us to summarize in plain English how the Fund’s adviser determines which securities to sell.

Response: We have added language summarizing the process.

32.

 You asked us to clarify the capitalization sizes of companies in which the Fund plans to invest.

Response:  We added definitions for large cap, small cap, and micro cap securities.  We also added percentages showing how much of its capital the Fund intends to invest in each size category.

33.

 You asked us to summarize in this section the Fund’s investment strategy (and the related risks) with respect to its investments in foreign securities.  You also asked if the Fund may invest in foreign currencies as a principal investment strategy.

Response:  We added text regarding the risks of investing in foreign securities.  We removed the disclosure regarding foreign currency transactions.

34.

 You asked us to clarify the Fund’s means to invest in the additional 30 percent of the long positions

Response: We added language regarding short sales and borrowing. We deleted language regarding the use of leverage.

35.

 You noted that it appeared that the Fund planned to engage in active and frequent trading and asked us to summarize that strategy and the attendant risks.  You also asked us to summarize the Fund’s strategy regarding holding cash and cash equivalents.

Response: We added clarifying language that states that the Fund does not expect to engage in active and frequent trading.  We added language regarding the Fund’s investments in cash and cash equivalents.

36.

 You asked us to disclose how the Fund determines that a company is foreign.

Response: We added language to the second paragraph under the “PRINCIPAL INVESTMENT STRATEGIES” section.

Principal Risks

37.

 You asked us to revise this section to summarize each principal risk of the Fund.  In particular, you noted the absence of disclosure regarding the risks concerning short sales, investment capitalization sizes, leverage, junk bonds, and derivatives.

Response: We removed language concerning leverage, junk bonds, and derivatives.  We added language concerning the use of short sales and options.

38.

 You expressed concern about the phrase “[i]nvestors in the Fund should have a long-term perspective.”

Response: We removed that language.

Performance Information

39.

 You asked us to revise the disclosure under the “Performance Information” heading to state that performance information will be available after a full calendar year of operations and will give some indication of the risks of an investment in the Fund by comparing the Fund’s performance with a broad measure of market performance.

Response:  We have incorporated that comment.

Management

40.

 You asked us to add the portfolio manager disclosure required by Item 5(b) of Form N1-A.

Response: We have added a subheading and some new language describing the portfolio manager.

Investment Adviser

41.

 You asked us to delete the phrase “a Pennsylvania limited partnership” from this section and relocate it to Item 10.

Response:  We have incorporated this comment.

Purchase and Sale of Fund Shares

42.

 You asked us to summarize the procedure for redeeming shares.

Response:  We added language describing the procedure.

Tax Information

43.

 You asked us to delete the last sentence of this section

Response: We deleted that sentence.

Payments to Broker-Dealers and Other Financial Intermediaries

44.

 You asked us to conform this disclosure to that of Item 8 of Form N1-A.

Response: We have incorporated this comment.

Investment Objective, Strategies, and Risks

45.

 You asked us to revise this heading to include the word “Principal” (or to distinguish between principal and non-principal risks and strategies).

Response: We added the word “Principal” to the beginning of the heading.

Investment Objective

46.

 You asked us to relocate the text in this section dealing with the Fund’s investment strategies to the “Investment Strategies” section.

Response: We relocated the language to the “Investment Strategies” section.

Investment Strategy

47.

 You asked us to revise this heading to include the word “Principal” (if appropriate).

Response: We added the word “Principal” to this heading.

48.

 You suggested that we delete or revise the last paragraph of this section.

Response:  We deleted this paragraph.

49.

 You expressed concern about the disclosure describing the Fund’s use of margin transactions.

Response: We have removed that paragraph.  The Fund does not intend to use a margin account.

50.

 You asked us to summarize the effects of the Fund taking a temporary defensive position that is inconsistent with the Fund’s principal investment strategies.

Response:  We added language tracking the language of Instruction 6 to Item 9 of Form N1-A to the third paragraph of this section.

51.

 You asked us to specify the “regulatory limitations” imposed upon the Fund’s use of leverage.

Response: We removed the sentence that alluded to such regulatory limitations.

Investment Risks

Large Cap Stock Risk

52.

 You inquired if the disclosure stating that the Fund “focus[es] on large capitalization stocks” was accurate.

Response:  We revised that sentence to read “by investing in.”

Growth and Value Stick Risk

53.

 You questioned if the disclosure stating that the Fund “invest[s] in a mix of growth and value companies” was accurate.

Response: We revised the entire paragraph dealing with investments in growth and value companies.

Market Sector Risk

54.

 You expressed concern about disclosure stating that the Fund might overweight or underweight certain companies, industries, or market sectors.

Response: We deleted this paragraph.

Leveraging Risk

55.

 You inquired about the disclosure regarding leveraging risk.

Response: We deleted this paragraph.

Derivatives Risk

56.

 You asked about disclosure concerning the need to segregate liquid assets in connection with the purchase of derivatives.

Response:  We deleted this entire paragraph.

Lending Risk

57.

 You requested that we clarify the Fund’s plans regarding lending its portfolio securities.

Response:  We removed this entire paragraph.

Management

Investment Adviser

58.

 You asked us to describe the adviser’s experience as an investment adviser and to disclose if the adviser has had no prior experience advising a mutual fund.

Response: We revised the disclosure to describe the adviser’s experience as an investment adviser.  The revised disclose now states that the adviser has had no prior experience advising a mutual fund.

Portfolio Manager

59.

 You suggested that we clarify in plain English what type of business the adviser is.

Response:  We added language stating that the main business activity of Philadelphia Investment Partners, LLC is providing investment advisory services.

60.

 You asked us to disclose the information required by Item 10(a)(1)(iii) and to explain in the disclosure that the relevant reports will be provided to shareholders when they become available.

Response: We added a sentence that states: “A discussion regarding the basis for the Board of Trustee’s approving of the Fund’s investment advisory agreement with the investment adviser will be available in the Fund’s annual report.”

Your Investment

61.

 You asked us to define “proper form.”

Response:  We believe that this phrase is generally understood as it is.

62.

 You asked us to specify how the contingent deferred sales charge is calculated.

Response: The Fund will not have a contingent deferred sales charge.

Pricing of Fund Shares

63.

 You asked us to confirm that the Fund’s approach to fair value pricing will be under the supervision of the Fund’s board.

Response:  We added the following sentence to the first paragraph of this section: “In the event the pricing committee of the valuation committee determines the fair value of a security, each committee will act pursuant to policies and/or procedures adopted by the Fund’s Board and under the Fund’s Board’s ultimate supervision.”

Selling Shares

64.

 You requested that we clarify or remove the bracketed language in the first sentence.

Response:  We deleted the bracketed language.

65.

 You asked that the Fund delete the two bullet points and add language that the Fund will send redemption proceeds to the investor upon clearance of the check, which may take up to 15 days from the date of purchase.”

Response: We deleted the bullet points.  We added the following disclosure: “the Fund will send redemption proceeds to the investor upon clearance of the check, which may take up to 15 days from the date of purchase.”

Mail

66.

 You requested that the Fund define the phrase “investment slip.”

Response: We changed the phrase to “a completed Fund application.”

Wire

67.

 You requested that we clarify or remove the bracketed language in the introductory sentence.

Response:  We have incorporated this comment.

Selling (redeeming) Shares

68.

 You asked us to revise the second caption and the first sentence.

Response:  The disclosure now states: “In writing. Some circumstances require signature guarantees. These are: …”

69.

 You suggested that the Fund combine the information contained in the first two subcaptions.

Response:  We combined the language into one subcaption.

General Policies

The Fund is Designed for Long-Term Investors

70.

 You asked the Fund to clarify in plain English its policies discouraging frequent trading.

Response:  We added: “Apart from trading permitted or exceptions granted in accordance with the Fund’s policies and procedures, the Fund does not accommodate, nor does it have any arrangement to permit, frequent purchases and redemptions of Fund shares.”

The Fund reserves the right to

71.

 You requested more information regarding the Fund’s ability to redeem in kind.

Response: We deleted the language regarding in kind redemptions.  The Fund does not plan to redeem in kind.

Frequent Purchases and Redemptions of Fund Shares

72.

 You noted that the sixth paragraph appears to repeat information already disclosed in the Prospectus.

Response:  We deleted the sixth paragraph.

Customer Identification Program

73.

 You asked us to relocate this section to the section in the Prospectus discussing how to purchase shares.

Response:  We have incorporated this comment.

Sales Loads

74.

 You asked us to clarify the following sentence: “The Fund does not pay for these service fees on shares purchased directly.”  You also asked if the 0.25% for “shareholder services” is reflected in the “Other expenses” line in the fee table.

Response:  We changed the sentence to state: “The Fund does not pay these service fees unless the purchase is through a financial intermediary who has signed a shareholder servicing agreement with the Fund.”  In the fee table the 0.25% shareholder services fee is on its own line entitled “Shareholder Fees (fees paid directly from your investment)” and not in the “Other Expenses” line.

SAI

75.

 You requested that the Fund confirm that is has identified each of its service providers in the SAI.

Response:  The Fund confirms that it has identified each of its service providers in the SAI.

The Fund and Its Investments

76.

 You asked that the Fund explain the sentence that states “[t]he Fund may consider factors such as performance or standard deviation when making investment decisions.”

Response: We deleted the entire paragraph in which that sentence appeared.  In its place, we added the following text: “The Fund may utilize the following investment techniques: short-selling and options.  The Fund may invest is common stocks, preferred stocks, convertible securities, warrants, ETFs, other investment companies, foreign securities including ADRs and money market instruments.”

77.

 You suggested that the Fund delete two sentences from the second paragraph (or otherwise explain those sentences).

Response: We deleted those two sentences.

Fundamental Investment Policies / Investment Restrictions

Fundamental

78.

 You requested that the Fund change the word “neither” to “the” in the last sentence of the introductory paragraph.

Response:  We incorporated this comment.

79.

 You suggested that the Fund delete the last parenthetical that excludes state or municipal governments and their political subdivisions.  You also requested the Fund to rephrase the description of its first policy to refer to “25% or more” rather than “more than 25%” and to replace the phrase “in the same industry” with “in the same industry or group of industries.”

Response:  We have incorporated all of these comments.

80.

 You asked the Fund to revise in the paragraph immediately following the second non-fundamental policy its disclosure regarding borrowing to make it clear that the Fund will comply with Section 18(f)(1) of the Act.  You suggested that we make this paragraph a footnote to the Fund’s fundamental policy on borrowing.

Response:  We revised this language in accordance with the comment and added the footnote you suggested.

81.

 You asked the Fund to revise its second non-fundamental policy to clarify that borrowings for non-temporary purposes must be from a bank.

Response:  We incorporated this comment.

82.

 You suggested that the Fund revise the last sentence of the second restriction to include a reference to segregated accounts and that the Fund explain that information elsewhere in the SAI.

Response:  We added the following: “Until the Fund replaces a borrowed security, it is required to maintain a segregated account of cash or liquid assets with a broker or custodian to cover the Fund's short position. Generally, securities held in a segregated account cannot be sold unless they are replaced with other liquid assets. The Fund's ability to access the pledged collateral may also be impaired in the event the broker fails to comply with the terms of the contract. In such instances the Fund may not be able to substitute or sell the pledged collateral. Additionally, the Fund must maintain sufficient liquid assets (less any additional collateral pledged to the broker), marked-to-market daily, to cover the short sale obligations. This may limit the Fund's investment flexibility, as well as its ability to meet redemption requests or other current obligations. Because losses on short sales arise from increases in the value of the security sold short, such losses are theoretically unlimited”.

83.

 You asked the Fund to disclose the maximum amount of securities that the Fund may lend.

Response:  We changed the relevant text to indicate that the Fund does not plan to lend securities.

84.

 You noted that the last paragraph following the enumerated fundamental policies states that the Fund might invest its assets in another fund.

Response:  We deleted that paragraph.

Non-Fundamental

85.

 You suggested that the Fund revise this section so that each restriction is enumerated, for a total of six restrictions.

Response:  We revised the numbering.

86.

 The first restriction states: “The Fund’s policy to invest at least 130% of its net assets, plus any borrowings for investment purposes, as described in the Prospectus for the Fund (or in other investments with similar economic characteristics as applicable to the Fund) is a non-fundamental policy of the Fund, which may be changed without shareholder approval. However, the Fund will provide shareholders with at least 30 days’ notice of any change in its policy to so invest 80% of its net assets.” (emphasis added)  You asked where the Prospectus discusses this policy.

Response:  We revised this text (and corresponding text in the Prospectus).

87.

 You asked that the Fund revise the phrase “will not invest more than 15%” in the first restriction to “will not hold more than 15%”.  You also suggested we revise the disclosure to describe the steps that the Fund will take to reduce its holdings of illiquid securities.

Response: We changed the text to read “will not hold more than 15%”.  We also added this sentence: “If the Fund exceeds the 15% threshold, the Fund will take all appropriate measures, in as prompt a manner as is possible, to reduce its holdings in illiquid securities back down to the 15% threshold.”

88.

 You asked us to disclose what is permitted under the Act with respect to the second enumerated restriction.

Response: We added language that states: “Among other things, the 1940 Act limitations prohibit the Fund from (1) acquiring more than 3% of the voting shares of an investment company, (2) investing more than 5% of the Fund's total assets in securities of any one investment company, and (3) investing more than 10% of the Fund's total assets in securities of all investment companies”.

89.

You asked us to define the term “wholly owned investment entities” and to identify the “certain countries” mentioned in investment restriction (a).

Response:  We deleted that text.

90.

You noted that investment restriction (c) states that the Fund may not “[c]hange its policy of investing, under normal circumstances, at least 50% of the value of its net assets in equity securities of large cap companies …” and asked where this 50% policy is described in the Prospectus?  You also asked the Fund to define “large cap companies.”

Response:  We revised the relevant language to refer to 60% to match new language in the Prospectus.  We also added definitions of large, small and micro cap to the Prospectus (see our response to comment #32 above).

91.

 You asked the Fund to describe its plans regarding secured borrowing.

Response:  We added a fundamental restriction (#3) that the Fund will not loan, pledge, mortgage, hypothecate or otherwise encumber its assets to secure its borrowings.

92.

You noted that the paragraph following the second non-fundamental disclosure refers to an exception with respect to the Fund’s fundamental borrowing restriction and you asked the Fund to revise this language consistent with comment #80.  You also asked us to disclose the exception relating to the Fund’s investments in illiquid securities.

Response:  We have incorporated this comment.

The Fund’s Investments, Related Risks, and Limitations

93.

 You asked us to segregate the discussion of non-principal investment strategies and risks from that pertaining to principal investment strategies and risks

Response:  We added a heading to segregate the discussion.  All of the Fund’s principal investment strategies are set forth in the Prospectus and the Fund’s non-principal strategies are disclosed in the SAI.

Certain Portfolio Securities

Foreign Securities

94.

 You asked the Fund to confirm that any “strategic transaction” in the markets of foreign countries is described in the SAI’s “Investment Techniques” section.

Response:  We changed the relevant text so that it no longer refers to such strategic transactions.  Nonetheless, we confirm that any “strategic transaction” in the markets of foreign countries is described in the SAI’s “Investment Techniques” section.

Repurchase Agreements

95.

 You suggested that the Fund disclose that repurchase agreements are loans (and asked us to disclose some related information).

Response:  We deleted the section dealing with repurchase agreements since the Fund no longer plans to invest in repurchase agreements.

Futures, Options, and Other Derivative Instruments

Special Risks

96.

 You asked the Fund to revise the fourth enumerated paragraph to deal explicitly with avoiding the creation of a senior security.

Response:  We added the language that you suggested.

Securities Lending

97.

 You asked us to describe voting rights in connection with securities lending.

Response:  We deleted the text concerning securities lending because the Fund does not plan to engage in securities lending.

Management of the Trust and Fund

Trustees and Officers of the Trust

98.

 You noted that the heading refers to the trustees and officers of the trust, yet the text refers to various parties that provide services to the trust.

Response:  We deleted references in this section to parties that provide services to the trust.

99.

 You asked to confirm that the SAI discloses all applicable information required under Item 17 of Form N1-A.

Response: We believe that the SAI now discloses all information required under Item 17.

100.

You suggested that the Fund revise the Board members’ information into a chart form.

Response:  We incorporated this comment.  The information is now in chart form.

101.

For ease of readability, you suggested that we revise the paragraph immediately following the presentation of Trustee information.  You also asked for more information regarding the members of each board committee, as well as the number of committee meetings that have been held.

Response:  Following your suggestion, we made separate paragraphs to describe each board member.  Similarly, we added information regarding the members of board committees.  We added language stating that no meetings of any board committees have taken place at this time.

102.

You asked the Fund to revise the presentation of the Board’s compensation to the chart format of paragraph 2(c)(1) of Item 17 of Form N1-A.

Response:  The instructions at paragraph 2(c) seem to apply only if the compensation paid by the Fund exceeds $60,000.  No compensation has been paid.

Management Agreements

Additional Information about Portfolio Managers

103.

 You asked the Fund to confirm that this section discloses the total number of accounts managed by the Fund’s portfolio manager.

Response:  We confirm that this section discloses the total number of accounts managed by the Fund’s portfolio manager.

104.

You asked the Fund to provide a heading to the section dealing with conflicts of interest and you asked the Fund to elaborate on this disclosure.  In particular, you asked us to describe the Adviser’s procedures to facilitate the fair allocation of investment opportunities among the Fund and other accounts managed by the portfolio manager.  You also noted that there was a sentence fragment at the end of this section.

Response:   We added the heading.  We added a new paragraph that describes the Adviser’s procedures to facilitate the fair allocation of investment opportunities among the Fund and other accounts managed by the portfolio manager.  We deleted the sentence fragment that you spotted.

The Fund’s Investments, Related Risks, and Limitations

105.

 You asked the Fund to revise this disclosure to comply with paragraph (b) of Item 20 of Form N1-A.

Response:  We believe that the disclosure now complies.

How to Buy Shares

106.

You expressed concern about text dealing with in-kind purchases.

Response:  We removed the language dealing with in-kind purchases.

107.

 You expressed concern about text dealing with redemptions following in-kind purchases.

Response:  We removed the language dealing with redemptions following in-kind purchases.

Determination of Net Asset Value

Valuation of Portfolio Securities

108.

 You asked the Fund to clarify how it deals with the valuation of short-term investments.

Response:  We revised the language as you suggested.

Portfolio Transactions

Disclosure of Portfolio Holdings

109.

 You asked the Fund to use separate paragraphs to disclose information regarding entities that receive non-public portfolio holdings on an ad-hoc basis and those that receive it on a continuous real-time daily basis.

Response:  We added the phrase “On an ad-hoc basis” to the first such paragraph.

110.

 You noted that the last paragraph states that only the Chief Compliance Officer may authorize disclosure of the Fund’s portfolio holdings.  You asked us to confirm this language is correct.  You asked specifically about other individuals who have access to this information.

Response: We updated the language in this section.

111.

 You asked whether the Fund has written confidentiality agreements with parties that may receive non-public portfolio information.  You asked us to confirm that such parties may not trade on that confidential information.

Response: The Fund has written confidentiality agreements with all such parties. We added text describing the written agreements.  We also added text stating that such parties may not trade on such confidential information.

112.

You asked us to describe the Board’s oversight of disclosure of portfolio holdings.

Response:  We added the following: “In addition, the Board will receive reports regarding all disclosures of portfolio securities on a quarterly basis.”

113.

Closing.

Response:  Among other topics noted in your closing section, you observed that portions of the filing are incomplete.  We have endeavored to complete substantially all such sections.

We plan to file a second pre-effective amendment to include the exhibits.  We are sending via US Mail the blacklined prospectus and SAI to you by hard copy.

*

*

*

*

We have enclosed a copy of the revised registration statement marked to reflect the foregoing comments.

The Fund acknowledges that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Robert M. Elwood